File No. 333-23487
                                                            CIK #896953

                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:  Insured Municipals Income Trust and Investors'
                         Quality Tax-Exempt Trust, Multi-Series 293

B. Name of Depositor:    Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

   One Parkview Plaza
   Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Chapman and Cutler           Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 W. Monroe Street         One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title and amount of securities being registered:  22,689*  Units

F. Proposed maximum offering price to the public of the securities being registered: 1020 per Unit**): $23,142,780

G. Amount of filing fee, computed at one thirty-third of 1 percent of proposed maximum aggregate offering price to the public: $7,012.96 ($309.09 previously paid)

H. Approximate date of proposed sale to the public: as soon as practicable after the Effective Date of the Registration Statement

 / X /: Check box if it is proposed that this filing will become effective on September 22, 1997 pursuant to Rule 487.

15,126 Units registered for primary distribution.
 7,563 Units registered for resale by Depositor of Units previously sold in primary distribution.
**     Estimated solely for the purpose of calculating the registration fee.


                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 293

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust                  )
   (b)  Title of securities issued     ) Prospectus Part I Front Cover Page

2. Name and address of Depositor       ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

3. Name and address of Trustee         ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

4. Name and address of principal       ) Part I-Other Matters-Underwriting
     underwriter                       )

5. Organization of trust               ) Part II-Introduction

6. Execution and termination of        ) Part II-Introduction
     Trust Indenture and Agreement     ) Part II-Trust Administration

7. Changes of Name                     ) *

8. Fiscal year                         ) *

9. Material Litigation                 ) *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding      ) Part II-Introduction
      trust's securities and rights    ) Part II-Unitholder Explanations
      of security holders              ) Part II-Trust Administration

11. Type of securities comprising      ) Part II-Introduction
      units                            ) Part I-Trust Information
                                       ) Part I-Portfolios

12. Certain information regarding      ) *
      periodic payment certificates    )

13. (a)  Load, fees, charges and       ) Part II-Introduction
      expenses                         ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations
                                       ) Part I-Trust Information
                                       ) Part II-Trust Administration

    (b)  Certain information regard-   ) *
           ing periodic payment plan   )
           certificates                )

    (c)  Certain percentages           ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations

    (d)  Certain other fees,           ) Part II-Unitholder Explanations
           expenses or charges         ) Part II-Trust Administration
           payable by holders          )

    (e)  Certain profits to be         ) Part II-Unitholder Explanations
           received by depositor,      ) Part I-Other Matters-Underwriting
           principal underwriter,      ) Part I-Notes to Portfolios
           trustee or affiliated       )
           persons                     )

    (f)  Ratio of annual charges       ) *
           to income                   )

14. Issuance of trust's securities     ) Part II-Unitholder Explanations

15. Receipt and handling of payments   ) *
      from purchasers                  )

16. Acquisition and disposition of     ) Part II-Introduction
      underlying securities            ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

17. Withdrawal or redemption           ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

18. (a)  Receipt and disposition       ) Part II-Introduction
      of income                        ) Part II-Unitholder Explanations

    (b)  Reinvestment of distribu-     ) *
           tions                       )

    (c)  Reserves or special funds     ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (d)  Schedule of distributions     ) *

19. Records, accounts and reports      ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

20. Certain miscellaneous provisions   ) Part II-Trust Administration
      of Trust Agreement               )

21. Loans to security holders          ) *

22. Limitations on liability           ) Part I-Portfolios
                                       ) Part II-Trust Administration

23. Bonding arrangements               ) *

24. Other material provisions of       ) *
      trust indenture or agreement     )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor          ) Part II-Trust Administration

26. Fees received by Depositor         ) Part II-Trust Administration

27. Business of Depositor              ) Part II-Trust Administration

28. Certain information as to          )
      officials and affiliated         ) *
      persons of Depositor             )

29. Companies owning securities of     ) *
      Depositor                        )

30. Controlling persons of Depositor   ) *

31. Compensation of Directors          ) *

32. Compensation of Directors          ) *

33. Compensation of Employees          ) *

34. Compensation to other persons      ) Part II-Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's            ) Part II-Introduction
      securities by states             ) Part II-Settlement of Bonds in the
                                         Trusts

36. Suspension of sales of trust's     ) *
      securities                       )

37. Revocation of authority to         ) *
      distribute                       )

38. (a)  Method of distribution        )

    (b)  Underwriting agreements       ) Part II-Unitholder Explanations

    (c)  Selling agreements            )

39. (a)  Organization of principal     )
           underwriter                 )
                                       ) Part II-Trust Administration
    (b)  N.A.S.D. membership by        )
           principal underwriter       )

40. Certain fees received by           ) *
      principal underwriter            )

41. (a)  Business of principal         ) Part II-Trust Administration
      underwriter                      )

    (b)  Branch offices of principal   ) *
      underwriter                      )

    (c)  Salesmen of principal         ) *
      underwriter                      )

42. Ownership of securities of the     ) *
      trust                            )

43. Certain brokerage commissions      )
      received by principal            ) *
      underwriter                      )

44. (a)  Method of valuation           ) Part II-Introduction
                                       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (b)  Schedule as to offering       ) *
           price                       )

    (c)  Variation in offering price   ) Part II-Unitholder Explanations
           to certain persons          )

45. Suspension of redemption rights    ) *

46. (a)  Redemption valuation          ) Part II-Unitholder Explanations
                                       ) Part II-Trust Administration

    (b)  Schedule as to redemption     ) *
      price                            )

47. Purchase and sale of interests     ) Part II-Unitholder Explanations
      in underlying securities         ) Part II-Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of     ) Part II-Trust Administration
      trustee                          )

49. Fees and expenses of trustee       ) Part I-Summary of Essential Financial
                                       ) Information
                                       ) Part II-Trust Administration

50. Trustee's lien                     ) Part II-Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's    )
      securities                       ) *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-    )
           ment with respect to        )
           replacement or elimi-       ) Part II-Trust Administration
           nation of portfolio         )
           securities                  )

    (b)  Transactions involving        )
           elimination of underlying   ) *
           securities                  )

    (c)  Policy regarding substitu-    ) Part II-Trust Administration
           tion or elimination of      )
           underlying securities       )

    (d)  Fundamental policy not        ) *
           otherwise covered           )

53. Tax Status of trust                ) Part I-Trust Information
                                       ) Part II-Federal Tax Status


              VIII.  Financial and Statistical Information

54. Trust's securities during          ) *
      last ten years                   )

55.                                    )
                                       )

56. Certain information regarding      ) *
                                       )

57. Periodic payment certificates      )

58.                                    )

59. Financial statements (Instruc-     ) Part I-Other Matters
      tions 1(c) to Form S-6)          )


__________________________________
* Inapplicable, omitted, answer negative or not required



September 22, 1997

Van Kampen American Capital
Prospectus Part I

Insured Municipals Income Trust
and Investors' Quality Tax-Exempt Trust, Multi-Series 293

    IM-IT 393
    Michigan IM-IT 147
    Missouri IM-IT 103

This Part I of the Prospectus may not be distributed unless accompanied by
Part II. Both parts of this Prospectus should be retained for future reference.

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of three underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 393 (the "IM-IT Trust" ), Michigan
Insured Municipals Income Trust, Series 147 (the "Michigan IM-IT Trust") and Missouri Insured Municipals Income Trust, Series 103 (the "Missouri
IM-IT Trust" ). The various trusts are collectively referred to herein as the "Trusts" and the "Insured Trusts" . The Michigan IM-IT and
Missouri IM-IT Trusts are sometimes collectively referred to herein as the "State Trusts" . Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "
Securities" ). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INSURED MUNICIPALS INCOME TRUST
AND INVESTORS' QUALITY TAX-EXEMPT TRUST, Multi-Series 293

At the Close of Business on the day before the Date of Deposit:
                    September 19, 1997
   (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit: September 22, 1997)


Sponsor:      Van Kampen American Capital Distributors, Inc.
Evaluator:    American Portfolio Evaluation Services
              (A division of an affiliate of the Sponsor)
Trustee:      The Bank of New York

                                                                                                      Michigan      Missouri
                                                                                        IM-IT         IM-IT         IM-IT
GENERAL INFORMATION                                                                     Trust         Trust         Trust
                                                                                        ------------- ------------- -------------
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   9,045,000 $   3,020,000 $   2,985,000
Number of Units........................................................................         9,045         3,020         3,061
Fractional Undivided Interest in the Trust per Unit....................................       1/9,045       1/3,020       1/3,061
Principal Amount (Par Value) of Securities per Unit.................................... $    1,000.00 $    1,000.00 $      975.17
Public Offering Price: ................................................................
 Aggregate Offering Price of Securities in Portfolio................................... $   8,601,834 $   2,872,031 $   2,911,025
 Aggregate Offering Price of Securities per Unit....................................... $      951.00 $      951.00 $      951.00
 Sales Charge <F2>..................................................................... $       49.00 $       49.00 $       49.00
 Public Offering Price per Unit <F3>................................................... $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F3>......................................................... $      943.70 $      943.69 $      943.69
Secondary Market Repurchase Price per Unit <F3>........................................ $      951.00 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       56.30 $       56.31 $       56.31
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.30 $        7.31 $        7.31
Minimum Value of the Trust under which Trust Agreement may be terminated............... $   1,809,000 $     604,000 $     597,000

----------

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trust's termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and as a percentage of the aggregate offering price of the Securities are set forth under "Unitholder Explanations--Public
Offering--General" in Part II of this Prospectus.

<F3>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Unitholder Explanations--Public Offering--Market for Units" in Part II of this
Prospectus.


IM-IT

--------------------------------------------------------------------------
General. The IM-IT consists of 14 issues of Securities. Three of the Bonds in the IM-IT are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 10 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: Health Care, 4 (33%); General Purpose, 3 (23%); General Obligation, 3 (14%); Higher Education, 1 (11%); Airport, 1 (10%); Wholesale Electric, 1 (5%) and Transportation, 1 (4%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 30 years. Approximately 24% of the principal amount of Bonds in the IM-IT Trust are issued by issuers located in the State of Illinois.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Trust Units, see "Federal Tax Status" in Part II of this
Prospectus.



Per Unit Information:                                                             Semi-
                                                                     Monthly      Annual
                                                                    ------------ -----------
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit......................... $     51.22  $    51.22
 Less: Estimated Annual Expense per Unit <F2>...................... $      1.89  $     1.42
 Less: Annual Premium on Portfolio Insurance per Unit..............          --          --
 Estimated Net Annual Interest Income per Unit..................... $     49.33  $    49.80
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit..................... $     49.33  $    49.80
 Divided by 12 and 2, respectively................................. $      4.11  $    24.90
Estimated Daily Rate of Net Interest Accrual per Unit.............. $    .13703  $   .13833
Estimated Current Return Based on Public Offering Price <F1><F3>...        4.93%       4.98%
Estimated Long-Term Return <F3>....................................        4.95%       5.00%
Estimated Initial Monthly Distribution (October 1997).............. $      2.05
Estimated Initial Semi-annual Distribution (December 1997).........              $    10.37
Estimated Normal Distribution per Unit <F3>........................ $      4.11  $    24.90

Trustee's Annual Fee <F1><F4>... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the IM-IT
                                 Trust under the monthly and semi-annual distribution plans
Record and Computation Dates.... TENTH day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates.............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                 June and December
----------

<F1>During the first year the Trustee will reduce its fee by approximately $.28 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $51.50. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.17 and $1.70 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus.

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F4>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $4,613. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $8,231.

INSURED MUNICIPALS INCOME TRUST SERIES 393
 (IM-IT AND QUALITY MULTI-SERIES 293)
 PORTFOLIO As of September 22, 1997

                                                                                                                Offering
                                                                                                                Price To
                                                                                                                IM-IT
 Aggregate        Name of Issuer, Title, Interest Rate and Maturity Date of                 Redemption          Trust
 Principal<F1>    either Bonds Deposited or Bonds  Contracted for<F1><F5>     Rating<F2>    Feature<F3>         <F4>
----------------- ----------------------------------------------------------- ------------- ------------------ -------------
$         400,000 North Carolina, Eastern Municipal Power Agency, Power
                  System Revenue Refunding Bonds, Series C (FSA Insured)                    2003 @ 100
                  5.00% Due 1/1/2021.........................................           AAA 2014 @ 100 S.F.    $     378,388
          185,000 County of Cook, Illinois, General Obligation Bonds, Series                2003 @ 100
                  1993A (MBIA Insured)  5.00% Due 11/15/2023.................           AAA 2013 @ 100 S.F.          173,166
          900,000 Denver, Colorado, City and County Airport Revenue Bonds,                  2006 @ 101
                  Series 1996A (MBIA Insured)  5.50% Due 11/15/2025..........           AAA 2017 @ 100 S.F.          904,500
          105,000 Bellevue, Washington, Unlimited-Tax General Obligation
                  Bonds (AMBAC Indemnity Insured)  0.00% Due 12/1/2025.......           AAA                           22,244<F6>
          105,000 Indianapolis, Indiana, Economic Development Revenue Bonds,
                  Series 1996 (Archdiocese of Indianapolis Educational                      2006 @ 102
                  Facilities Project) MBIA Insured  5.50% Due 7/1/2026.......           AAA 2016 @ 100 S.F.          105,525
          350,000 E-470 Public Highway Authority, Colorado, Senior Revenue
                  Bonds, Series 1997B (MBIA Insured)  0.00% Due 9/1/2026.....           AAA                           72,156<F6>
        1,000,000 District of Columbia (Association of American Medical
                  Colleges Issue) Revenue Bonds, Series 1997B (AMBAC                        2007 @ 102
                  Indemnity Insured)  5.375% Due 2/15/2027...................           AAA 2018 @ 100 S.F.          986,820
        1,000,000 Illinois Educational Facilities Authority, Revenue Bonds,
                  Shedd Aquarium Society, Series 1997 (AMBAC Indemnity                      2007 @ 102
                  Insured)  5.60% Due 7/1/2027...............................           AAA 2016 @ 100 S.F.        1,013,480
        1,000,000 City of Grand Forks, North Dakota, Health Care System
                  Revenue Bonds (Altru Health System Obligated Group) Series                2007 @ 102
                  1997 (MBIA Insured)  5.625% Due 8/15/2027..................           AAA 2018 @ 100 S.F.        1,013,130
          500,000 Wisconsin Health and Educational Facilities Authority,
                  Revenue Bonds, Series 1997 (Aurora Health Care, Inc.) MBIA                2007 @ 102
                  Insured  5.25% Due 8/15/2027##.............................           AAA 2024 @ 100 S.F.          482,110
        1,000,000 Community College District No. 536, Counties of Madison,
                  Jersey, Macoupin, Calhoun, Morgan, Scott and Greene and
                  State of Illinois (Lewis and Clark Community College)
                  General Obligation Bonds, Series 1997B (FGIC Insured)                     2007 @ 100
                  5.60% Due 11/1/2027........................................           AAA 2021 @ 100 S.F.        1,008,560
          500,000 Tyler Health Facilities Development Corporation, Hospital
                  Revenue Bonds (East Texas Medical Center Project) 1997                    2007 @ 102
                  Revenue Bonds, Series B (FSA Insured)  5.60% Due 11/1/2027.           AAA 2018 @ 100 S.F.          505,525
        1,000,000 Brazos Health Facilities Development Corporation, Texas,
                  Franciscan Services Corporation, Series 1997 (MBIA                        2007 @ 102
                  Insured)  5.375% Due 1/1/2028##............................           AAA 2023 @ 100 S.F.          986,590
        1,000,000 South Carolina Public Services Authority, Revenue
                  Refunding Bonds, Series C (AMBAC Indemnity Insured)                       2003 @ 102
                  5.125% Due 1/1/2032........................................           AAA 2026 @ 100 S.F.          949,640
$       9,045,000                                                                                              $   8,601,834
=================                                                                                              =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond
Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of
this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios."


    MICHIGAN IM-IT TRUST

--------------------------------------------------------------------------
General. The Michigan IM-IT Trust consists of 9 issues of Securities. Five of the Bonds in the Michigan IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Michigan IM-IT Trust) as follows: General Obligation, 5 (40%); Higher Education, 2 (26%); Public Building, 1 (17%) and Water and Sewer, 1 (17%). No Bond issue has received a provisional rating.

Risk Factors. Investors should be aware that the economy of the State of Michigan has, in the past, proven to be cyclical, due primarily to the fact that the leading sector of the State's economy is the manufacturing of durable goods. While the State's efforts to diversify its economy have proven successful, as reflected by the fact that the share of employment in the State in the durable goods sector has fallen from 33.1 percent in 1960 to 17.9 percent in 1990, durable goods manufacturing still represents a sizable portion of the State's economy. As a result, any substantial national economic downturn is likely to have an adverse effect on the economy of the State and on the revenues of the State and some of its local governmental units.

In July 1995, Moody's Investors Service, Inc. raised the State's general obligation bond rating to "Aa" . In October 1989, Standard & Poor's raised its rating on the State's general obligation bonds to "AA" .

The State's economy could continue to be affected by changes in the auto industry, notably consolidation and plant closings resulting from competitive pressures and over-capacity. Such actions could adversely affect State revenues and the financial impact on the local units of government in the areas in which plants are closed could be more severe. In addition, as described in the State's comprehensive annual financial report on file with the Nationally Recognized Municipal Securities Information Repositories, the State is party to a number of lawsuits and legal actions, some of which, if determined adversely to the State, could have a materially adverse impact on the State's finances.

In recent years, the State of Michigan has reported its financial results in accordance with generally accepted accounting principles. For each of the last five fiscal years, the State ended the fiscal year with its General Fund in balance after transfers from the General Fund to the Budget Stabilization Fund. Those and certain other transfers into and out of the Fund raised the balance in the Budget Stabilization Fund to $1.15 billion as of September 30, 1996. In all but one of the last five fiscal years, the State has borrowed between $500 million and $900 million for cash flow purposes. It borrowed $900 million in each of the 1996 and 1997 fiscal years.

The Michigan Constitution of 1963 limits the amount of total revenues of the State raised from taxes and certain other sources to a level for each fiscal year equal to a percentage of the State's personal income for the prior calendar year. In the event that the State's total revenues exceeds the limit by 1 percent or more, the Michigan Constitution of 1963 requires that the excess be refunded to taxpayers. In order to comply with this requirement, the State refunded approximately $113 million through income tax credits for the 1995 calendar year.

On March 15, 1994, Michigan voters approved a school finance reform amendment to the State's Constitution which, among other things, increased the State sales tax rate from 4% to 6% and placed a cap on property assessment increases for all property taxes. Concurrent legislation cut the State's income tax rate from 4.6% to 4.4%, reduced some property taxes and altered local school funding sources to a combination of property taxes and state revenues, some of which is provided from other new or increased State taxes. The legislation also contained other provisions that alter (and, in some cases, may reduce) the revenues of local units of government, and tax increment bonds could be particularly affected. While the ultimate impact of the constitutional amendment and related legislation cannot yet be accurately predicted, investors should be alert to the potential effect of such measures upon the operations and revenues of Michigan local units of government.

In addition, the State Legislature recently adopted a package of state tax cuts, including a phase out of the intangibles tax, an increase in exemption amounts for personal income tax, and reductions in single business tax.

Although all or most of the Bonds in the Michigan IM-IT Trust are revenue obligations or general obligations of local governments or authorities rather than general obligations of the State of Michigan itself, there can be no assurance that any financial difficulties the State may experience will not adversely affect the market value or marketability of the Bonds or the ability of the respective obligors to pay interest on or principal of the Bonds, particularly in view of the dependency of local governments and other authorities upon State aid and reimbursement programs and, in the case of bonds issued by the State Building Authority, the dependency of the State Building Authority on the receipt of rental payments from the State to meet debt service requirements upon such bonds. In the 1991 fiscal year, the State deferred certain scheduled cash payments to municipalities, school districts, universities and community colleges. While such deferrals were made up at specified later dates, similar future deferrals could have an adverse impact on the cash position of some local governmental units. Additionally, while total State revenue sharing payments have increased in each of the last five years, the State did reduce revenue sharing payments to municipalities below that level otherwise provided under formulas in each of those years.

The Michigan IM-IT Trust may contain general obligation bonds of local units of government pledging the full faith and credit of the local unit which are payable from the levy of ad valorem taxes on taxable property within the jurisdiction of the local unit. Such bonds issued prior to December 22, 1978, or issued after December 22, 1978 with the approval of the electors of the local unit, are payable from property taxes levied without limitation as to rate or amount. With respect to bonds issued after December 22, 1978, and which were not approved by the electors of the local unit, the tax levy of the local unit for debt service purposes is subject to constitutional, statutory and charter tax rate limitations. In addition, several major industrial corporations have instituted challenges of their ad valorem property tax assessments in a number of local municipal units in the State. If successful, such challenges could have an adverse impact on the ad valorem tax bases of such units which could adversely affect their ability to raise funds for operation and debt service requirements.

Tax Status. For a discussion of the Federal tax status of income earned on Michigan IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

In the opinion of Miller, Canfield, Paddock and Stone, P.L.C., special counsel to the Fund for Michigan tax matters, under existing Michigan law:

The Michigan IM-IT Trust and the owners of Units will be treated for purposes of the Michigan income tax laws and the Single Business Tax in substantially the same manner as they are for purposes of the Federal income tax laws, as currently enacted. Accordingly, we have relied upon the opinion of Messrs. Chapman and Cutler as to the applicability of Federal income tax under the Internal Revenue Code of 1986 to the Michigan IM-IT Trust and the Unitholders.

Under the income tax laws of the State of Michigan, the Michigan IM-IT Trust is not an association taxable as a corporation; the income of the Michigan IM-IT Trust will be treated as the income of the Unitholders and be deemed to have been received by them when received by the Michigan IM-IT Trust. Interest on the underlying Bonds which is exempt from tax under these laws when received by Michigan IM-IT Trust will retain its status as tax exempt interest to the Unitholders.

For purposes of the foregoing Michigan tax laws, each Unitholder will be considered to have received his pro rata share of Bond interest when it is received by the Michigan IM-IT Trust, and each Unitholder will have a taxable event when the Michigan IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells his Certificate to the extent the transaction constitutes a taxable event for Federal income tax purposes. The tax cost of each unit to a Unitholder will be established and allocated for purposes of these Michigan tax laws in the same manner as such cost is established and allocated for Federal income tax purposes.

Under the Michigan Intangibles Tax, the Michigan IM-IT Trust is not taxable and the pro rata ownership of the underlying Bonds, as well as the interest thereon, will be exempt to the Unitholders to the extent the Michigan IM-IT Trust consists of obligations of the State of Michigan or its political subdivisions or municipalities, or of obligations of possessions of the United States. The Intangibles Tax is being phased out, with reductions of twenty-five percent (25%) in 1994 and 1995, fifty percent (50%) in 1996, and seventy-five percent (75%) in 1997, with total repeal effective January 1, 1998.

The Michigan Single Business Tax replaced the tax on corporate and financial institution income under the Michigan Income Tax, and the Intangible Tax with respect to those intangibles of persons subject to the Single Business Tax the income from which would be considered in computing the Single Business Tax. Persons are subject to the Single Business Tax only if they are engaged in "business activity" , as defined in the Act. Under the Single Business
Tax, both interest received by the Michigan IM-IT Trust on the underlying Bonds and any amount distributed from the Michigan IM-IT Trust to a Unitholder, if not included in determining taxable income for Federal income tax purposes, is also not included in the adjusted tax base upon which the Single Business Tax is computed, of either the Michigan IM-IT Trust or the Unitholders. If the Michigan IM-IT Trust or the Unitholders have a taxable event for Federal income tax purposes when the Michigan IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or the Unitholder redeems or sells his Certificate, an amount equal to any gain realized from such taxable event which was included in the computation of taxable income for Federal income tax purposes (plus an amount equal to any capital gain of an individual realized in connection with such event but excluded in computing that individual's Federal taxable income) will be included in the tax base against which, after allocation, apportionment and other adjustments, the Single Business Tax is computed. The tax base will be reduced by an amount equal to any capital loss realized from such a taxable event, whether or not the capital loss was deducted in computing Federal taxable income in the year the loss occurred. Unitholders should consult their tax advisor as to their status under Michigan law.

Any proceeds paid under an insurance policy issued to the Trustee of the Trust, or paid under individual policies obtained by issuers of Bonds, which, when received by the Unitholders, represent maturing interest on defaulted obligations held by the Trustee, will be excludable from the Michigan income tax laws and the Single Business Tax if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. While treatment under the Michigan Intangibles Tax is not premised upon the characterization of such proceeds under the Internal Revenue Code, the Michigan Department of Treasury should adopt the same approach as under the Michigan income tax laws and the Single Business Tax.

As the Tax Reform Act of 1986 eliminates the capital gain deduction for tax years beginning after December 31, 1986, the federal adjusted gross income, the computation base for the Michigan Income Tax, of a Unitholder will be increased accordingly to the extent such capital gains are realized when the Michigan IM-IT Trust disposes of a Bond or when the Unitholder redeems or sells a Unit, to the extent such transaction constitutes a taxable event for Federal income tax purposes.




Per Unit Information:                                                             Semi-
                                                                     Monthly      Annual
                                                                    ------------ -----------
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit......................... $     50.38  $    50.38
 Less: Estimated Annual Expense per Unit <F2>...................... $      2.28  $     1.85
 Less: Annual Premium on Portfolio Insurance per Unit..............          --          --
 Estimated Net Annual Interest Income per Unit..................... $     48.10  $    48.53
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit..................... $     48.10  $    48.53
 Divided by 12 and 2, respectively................................. $      4.00  $    24.26
Estimated Daily Rate of Net Interest Accrual per Unit.............. $    .13362  $   .13481
Estimated Current Return Based on Public Offering Price <F1><F3>...        4.81%       4.85%
Estimated Long-Term Return <F3>....................................        4.87%       4.91%
Estimated Initial Monthly Distribution (October 1997).............. $      2.00
Estimated Initial Semi-annual Distribution (January 1998)..........              $    14.15
Estimated Normal Distribution per Unit <F3>........................ $      4.00  $    24.26


Trustee's Annual Fee <F1><F4>... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                 Michigan IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates.... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates.............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                 January and July
----------

<F1>During the first year the Trustee will reduce its fee by approximately $.17 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $50.55. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.45 and $2.02 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus.

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F4>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,540. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,748.



MICHIGAN INSURED MUNICIPALS INCOME TRUST SERIES 147
 (IM-IT AND QUALITY MULTI-SERIES 293)
 PORTFOLIO As of September 22, 1997

                                                                                                                Offering
                                                                                                                Price To
                                                                                                                Michigan
                  Name of Issuer, Title, Interest Rate and                                                      IM-IT
 Aggregate        Maturity Date of either Bonds Deposited or Bonds                          Redemption          Trust
 Principal<F1>     Contracted for<F1><F5>                           Rating<F2>              Feature<F3>         <F4>
----------------- ------------------------------------------------- ----------------------- ------------------ -------------
$          55,000 Romulus Community Schools, County of Wayne,
                  State of Michigan, Unlimited Tax-General
                  Obligation Refunding Bonds, Series 1993 (FGIC
                  Insured)  0.00% Due 5/1/2019.....................                     AAA                    $      16,908<F6>
           95,000 Romulus Community Schools, County of Wayne,
                  State of Michigan, Unlimited Tax-General
                  Obligation Refunding Bonds, Series 1993 (FGIC
                  Insured)  0.00% Due 5/1/2020.....................                     AAA                           27,655<F6>
          300,000 The Board of Trustees of Western Michigan
                  University, General Revenue and Refunding Bonds,
                    Series 1997 (FGIC Insured)  5.125% Due                                  2007 @ 100
                  11/15/2022##.....................................                     AAA 2018 @ 100 S.F.          290,214
          320,000 Anchor Bay School District, Counties of Macomb
                  and St. Clair, Michigan, 1996 School Building
                  and Site General Obligation-Unlimited Tax Bonds                           2007 @ 100
                  (MBIA Insured)  5.50% Due 5/1/2026...............                     AAA 2019 @ 100 S.F.          322,762
          250,000 Ypsilanti, Michigan, School District, Unlimited
                  Tax-General Obligation Bonds (FGIC Insured)                               2007 @ 100
                  5.375% Due 5/1/2026..............................                     AAA 2021 @ 100 S.F.          248,532
          500,000 Central Michigan University Board of Trustees,
                  General Revenue Bonds, Series 1997 (FGIC                                  2007 @ 101
                  Insured)  5.50% Due 10/1/2026....................                     AAA 2023 @ 100 S.F.          504,470
          500,000 Detroit/Wayne County, Michigan, Stadium
                  Authority Revenue Bonds (FGIC Insured)  5.25%                             2007 @ 102
                  Due 2/1/2027.....................................                     AAA 2018 @ 100 S.F.          487,675
          500,000 Pinckney, Michigan, Community Schools, Unlimited
                  Tax-General Obligation Bonds (FGIC Insured)                               2007 @ 100
                  5.50% Due 5/1/2027...............................                     AAA 2020 @ 100 S.F.          504,315
          500,000 Detroit, Michigan, Water Supply System, Senior
                  Lien Revenue Bonds, Series A (MBIA Insured)                               2007 @ 101
                  5.00% Due 7/1/2027...............................                     AAA 2022 @ 100 S.F.          469,500
$       3,020,000                                                                                              $   2,872,031
=================                                                                                              =============


----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond
Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of
this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .



       MISSOURI IM-IT TRUST

--------------------------------------------------------------------------
General. The Missouri IM-IT Trust consists of 8 issues of Securities. None of the Bonds in the Missouri IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Missouri IM-IT Trust) as follows: Public Building, 2 (25%); Health Care, 1 (17%); Higher Education, 1 (17%); Retail Electric/Gas/Telephone, 1 (17%); Airport, 2 (13%) and General Purpose, 1 (11%). No Bond issue has received a provisional rating.

Risk Factors. The following discussion regarding constitutional limitations and the economy of the State of Missouri is included for the purpose of providing general information that may or may not affect issuers of the Bonds in Missouri.

Missouri's population was 5,117,000 according to the 1990 census of the United States Bureau of the Census, which represented an increase of 200,000 or 4.1% from the 1980 census of 4,917,000 inhabitants. Based on the 1990 population, Missouri was the 15th largest state in the nation and the third most populous state west of the Mississippi River, ranking behind California and Texas. In 1994, the State's population was estimated to be 5,278,000 by the United States Bureau of the Census.

Agriculture is a significant component of Missouri's economy. According to data of the United States Department of Agriculture, Missouri's value of cash receipts from farm marketing in 1996 was $4.5 billion. Missouri is one of the nation's leading purebred livestock producers. In 1996, sales of livestock and livestock products constituted nearly 56% of the State's total agricultural receipts.

Missouri is one of the leading mineral producers in the Midwest, and ranked 15th nationally in 1993 in the production of nonfuel minerals. Total preliminary value of mineral production in 1993 was approximately $832 million. The State continues to rank first in the nation in the production of lead. Lead production in 1993 was valued at over $193 million. Missouri also ranks first in the production of refractory clay, third in barite, fourth in production of zinc and is a leading producer of lime, cement and stone.

The Missouri economy has produced exceptional job growth over the past four years. Missouri total non-farm employment in January 1997 reached 2,584,100. This is an increase of 35,900 jobs since January of 1996. Missouri personal income grew by 7.1% in Fiscal Year 1995 and by 5.4% in Fiscal Year 1996. The Missouri economy is expected to show solid growth in Fiscal Year 1997. Missouri personal income is predicted to grow approximately 4.25% with unemployment remaining low.

According to data obtained by the Missouri Division of Employment Security, in 1996, over 2.5 million workers had nonagricultural jobs in Missouri. Over 27% of these workers were employed in services, approximately 24% were employed in wholesale and retail trade, and 16.7% were employed in manufacturing. By October 1996, Missouri had added the most new jobs in non-farm employment of all the mountain-plains states, with employment growth of 16,400. In the last ten years, Missouri has experienced a significant increase in employment in the service sector and in wholesale and retail trade. Missouri led the ten mountain-plains states in adding the most service jobs between October 1995 and October 1996, at 23,400. From the third quarter of 1995 to the third quarter of 1996, Missouri experienced total employment increase of 1.4%, or 36,400 new jobs.

According to the United States Bureau of Labor Statistics, the 1995 unemployment rate in Missouri was 4.8% and the 1996 rate was 4.1%. This compares favorably with a nationwide unemployment rate of 5.6% for 1995 and 5.4% for 1996.

In 1995, per capita personal income in Missouri was $21,819, a 5.7% increase over the 1994 figure of $20,644. For the United States as a whole, per capita income in 1995 was $23,208, a 5.3% increase over the 1994 per capita income of $22,047. In 1995, Missouri had the largest pay gain for the mountain-plains region, at 4.2%, outpacing the percentage gain for the nation.

Fiscal Year 1996 began with a beginning balance in the General Revenue Fund of $383.38 million. Total resources available at the end of Fiscal Year 1996 were $6,286.2 million. Total obligations were $5,946.9 million. The Budget Stabilization Fund transfer to the General Revenue in Fiscal Year 1996 was $3.865 million, leaving an ending balance in the General Revenue of $335.413 million.

Final calculations made pursuant to Article X of the Missouri Constitution show that total state revenues for Fiscal Year 1996 exceeded the total state revenue limit by $229.1 million. Therefore, in accordance with Article X, the entire amount of excess revenues will be refunded to Missouri income taxpayers in calendar year 1998. Litigation has delayed the refund of $147.2 million triggered in Fiscal Year 1995.

Total General Revenue receipts with collections and transfers for fiscal years 1995 and 1996 were $5,443.4 million and $5,813.2 million, respectively. The total General Revenue expenditures in Fiscal Year 1996 for the operating budget were $5,287.5 million.

Estimated total resources available in the General Revenue Fund at the end of Fiscal Year 1997 are $6,645.4 million. Total obligations in the General Revenue for Fiscal Year 1997 are estimated at $6,426.1 million. The Budget Stabilization Fund Transfer to the General Revenue for Fiscal Year 1997 is estimated at $86.55 million, leaving an ending balance in the General Revenue of $132.78 million. Total General Revenue resources for Fiscal Year 1998 are projected at $6,500.8 million. Total obligations for Fiscal year 1998 are forecast at $6,500.8 million, leaving a $0 ending balance.

The Office of Administration projects that total state revenues will exceed the total state revenue limit by approximately $155 million in Fiscal Year 1997, with a net revenue increase of 5.6%. The Office of Administration projects that revenues will not exceed the revenue limit in Fiscal Year 1998 if the Governor's recommended tax reductions are enacted, although net revenue growth is predicted at 5.0%. It is projected that total state revenues will be approximately $140 million below the Article X revenue limit refund threshold in Fiscal Year 2002.

Total General Revenue receipts with collections and transfers for fiscal year 1997 is estimated at $6,181.6 million. Fiscal year 1997 appropriations are estimated at $5,941.3 million. For fiscal year 1998, before tax cuts, General Revenue receipts are estimated at $6,498.9 million, and after proposed tax cuts, the estimate is $6,281.1 million. The Governor has recommended appropriations for the operating budget for Fiscal Year 1998 of $6,202.2 million.

For fiscal year 1998, the majority of revenues for the State of Missouri will be obtained from individual income taxes (56.2%), sales and use taxes (25.1%), corporate income taxes (8.1%), and corporate franchise taxes (1.2%). Major expenditures for fiscal year 1998 include elementary and secondary education (33.5%), human services (25.7%), higher education (13.7%), corrections and public safety (7.9%) and desegregation (4.7%).

The fiscal year 1998 budget balances resources and obligations based on the consensus revenue and refund estimate and an opening balance resulting from revenue variance and anticipated spending in Fiscal Year 1996 as well as various capital improvements in Fiscal Year 1997. The total general revenue operating budget for fiscal year 1998 exclusive of desegregation is $5,026.8 million.

Missouri will continue to see a decline in the ongoing costs of desegregation in Fiscal Year 1997. Beginning with a negotiated joint stipulation reached on February 22, 1995, Governor Carnahan has attempted to reduce these annual costs and end court supervision in the Kansas City case. This negotiation yielded $22.5 million in total savings that were used for state aid to all Missouri schools beginning in Fiscal Year 1996. Following the U.S. Supreme Court decision on June 12, 1995, further negotiations reduced costs an additional $57.9 million, bringing the total savings allocated to the school foundation formula to $80.4 million. In addition, one-time savings of $66.6 million have been redirected to Missouri schools through the formula. State law requires that desegregation savings go toward the foundation formula for all Missouri schools.

As of December 31, 1996, the state has spent $2.8 billion on the desegregation cases in St. Louis and Kansas City. At the end of fiscal year 1997, that total will rise to an estimated $2.9 billion. The appropriation for Fiscal Year 1997 was $262 million. The revised estimate for fiscal year 1997 is $257.9 million, excluding carryover amounts for capital improvements, and the projection for fiscal year 1998 is $264 million. The state's obligation for desegregation capital improvement was paid for with one-time revenue sources set aside in previous fiscal years. Ongoing costs are primarily from the St. Louis magnet schools, general salary increases ordered by the federal district court in Kansas City and the costs of voluntary interdistrict transfers in both cases. These estimates are subject to variables including actions of the school districts and participating students, future court orders and the expenditure rates of the school districts. If the court approves a settlement agreement in the Kansas City case, State desegregation payments would phase out and end by Fiscal Year 2000.

Currently, each of the general obligation bonds issued by the State of Missouri is rated "Triple A" by Moody's Investors Service, Inc.,
Standard and Poor's Corporation, and Fitch's Investors Services. Missouri is one of only six states that have this rating from all three rating organizations. Although these ratings indicate that the State of Missouri is in relatively good economic health, there can be, of course, no assurance that this will continue or that particular bond issues may not be adversely affected by changes in the State or local economic or political conditions.

Through voter-approved amendments to the state constitution, the people of Missouri have authorized the issuance of state general obligation bonds for three purposes: fourth state building bonds (approved in August 1994), water pollution control bonds, and third state building bonds. As of January 1, 1997, $198,620,000 principal remains outstanding of the $200,000,000 issued fourth state building bonds; and $137,315,000 principal remains outstanding of the $439,494,240 issued water pollution control bonds (both amounts excluding refunding issuances). With the final $75 million issuance on December 1, 1987, all $600 million in third state building bonds authorized by Missouri voters in 1982 were issued.

The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of Bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of obligations held by the Missouri IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of the Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Missouri IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Missouri IM-IT Trust Units, see "Federal Tax Status" in Part II of this Prospectus.

The assets of the Missouri IM-IT Trust will consist of debt obligations issued by or on behalf of the State of Missouri (the "State" ) or counties, municipalities, authorities or political subdivisions thereof (the "
Missouri Bonds" ) or by an authority of the Commonwealth of Puerto Rico
(the "Possession Bonds" ) (collectively, the "Bonds" ).

Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Missouri IM-IT Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for Federal income tax purposes and (iii) interest on the Bonds, if received directly by a Unitholder, would be exempt from the Missouri income tax applicable to individuals and corporations ("Missouri State Income
Tax" ). At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to the Missouri Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption of interest from the Missouri State Income Tax and, with respect to the Possession Bonds, bond counsel to the issuing authorities rendered opinions as to the exemption of interest from all state and local income taxation. Neither the Sponsor nor its counsel has made any review for the Missouri IM-IT Trust of the proceedings relating to the issuance of the Bonds or the bases for the opinions rendered in connection therewith. The opinion set forth below does not address the taxation of persons other than full time residents of Missouri.

In the opinion of Chapman and Cutler, counsel to the Sponsor under existing law:

(1)The Missouri IM-IT Trust is not an association taxable as a corporation for Missouri income tax purposes, and each Unitholder of the Missouri IM-IT Trust will be treated as the owner of a pro rata portion of the Missouri IM-IT Trust and the income of such portion of the Missouri IM-IT Trust will be treated as the income of the Unitholder for Missouri State Income Tax purposes.

(2)Interest paid and original issue discount, if any, on the Bonds which would be exempt from the Missouri State Income Tax if received directly by a Unitholder will be exempt from the Missouri State Income Tax when received by the Missouri IM-IT Trust and distributed to such Unitholder; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the Bonds received by the Missouri IM-IT Trust and distributed to Unitholders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

(3)Each Unitholder of the Missouri IM-IT Trust will recognize gain or loss for Missouri State Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale, or otherwise) or if the Unitholder redeems or sells Units of the Missouri IM-IT Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for Federal income tax purposes. Due to the amortization of bond premium and other basis adjustments required by the Internal Revenue Code, a Unitholder under some circumstances, may realize taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost.

(4)Any insurance proceeds paid under policies which represent maturing interest on defaulted obligations which are excludable from gross income for Federal income tax purposes will be excludable from the Missouri State Income Tax to the same extent as such interest would have been so excludible if paid by the issuer of such Bonds held by the Missouri IM-IT Trust; however, no opinion is expressed herein regarding taxation of interest paid and original issue discount, if any, on the Bonds received by the Missouri IM-IT Trust and distributed to Unitholders under any other tax imposed pursuant to Missouri law, including but not limited to the franchise tax imposed on financial institutions pursuant to Chapter 148 of the Missouri Statutes.

(5)The Missouri State Income Tax does not permit a deduction of interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Trust, the interest on which is exempt from such Tax.

(6)The Missouri IM-IT Trust will not be subject to the Kansas City, Missouri Earnings and Profits Tax and each Unitholder's share of income of the Bonds held by the Missouri IM-IT Trust will not generally be subject to the Kansas City, Missouri Earnings and Profits Tax or the City of St. Louis Earnings Tax (except that no opinion is expressed in the case of certain Unitholders, including corporations, otherwise subject to the St. Louis City Earnings Tax).

Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Missouri law. Ownership of the Units may result in collateral Missouri tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.



Per Unit Information:                                                         Semi-
                                                                 Monthly      Annual
                                                                ------------ -----------
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit..................... $     50.30  $    50.30
 Less: Estimated Annual Expense per Unit <F1>.................. $      2.30  $     1.86
 Less: Annual Premium on Portfolio Insurance per Unit..........          --          --
 Estimated Net Annual Interest Income per Unit................. $     48.00  $    48.44
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit................. $     48.00  $    48.44
 Divided by 12 and 2, respectively............................. $      4.00  $    24.22
Estimated Daily Rate of Net Interest Accrual per Unit.......... $    .13333  $   .13455
Estimated Current Return Based on Public Offering Price <F2>...        4.80%       4.84%
Estimated Long-Term Return <F2>................................        4.79%       4.84%
Estimated Initial Monthly Distribution (October 1997).......... $      1.99
Estimated Initial Semi-annual Distribution (January 1998)......              $    14.12
Estimated Normal Distribution per Unit <F2>.................... $      4.00  $    24.22


Trustee's Annual Fee <F1><F3>... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                 Missouri IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates.... TENTH day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates.............. TWENTY-FIFTH day of the month as follows: monthly--each month; semi-annual--
                                 January and July

----------

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" in Part II of this Prospectus).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" in Part II of this Prospectus. For a discussion of how these returns are calculated, see "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns" in Part II of this Prospectus. These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Other Matters--Estimated Cash Flows to Unitholders" .

<F3>Based on the size of the Trust on the Date of Deposit and assuming all
Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $1,522. Assuming in the alternative that all Unitholders had elected the monthly distribution plan, such fees would initially amount to $2,716.


MISSOURI INSURED MUNICIPALS INCOME TRUST SERIES 103
 (IM-IT AND QUALITY MULTI-SERIES 293)
 PORTFOLIO As of September 22, 1997

                                                                                                                      Offering
                                                                                                                      Price To
                                                                                                                      Missouri
                  Name of Issuer, Title, Interest Rate and Maturity Date                                              IM-IT
 Aggregate        of either Bonds Deposited or Bonds  Contracted                                  Redemption          Trust
 Principal<F1>    for<F1><F5>                                             Rating<F2>              Feature<F3>         <F4>
----------------- ------------------------------------------------------- ----------------------- ------------------ -------------
$         500,000 Kansas City Municipal Assistance Corporation,
                  Missouri, Leasehold Refunding Revenue Bonds, Series
                  1996A   (H. Roe Bartle Convention Center Project) MBIA                          2006 @ 101
                  Insured  5.00% Due 4/15/2020...........................                     AAA 2016 @ 100 S.F.    $     479,085
          325,000 Land Clearance for Redevelopment Authority, St. Louis,
                  Missouri, Kiel Site Lease Revenue Refunding Bonds,                              2007 @ 101
                  Series 1997A (MBIA Insured)  5.125% Due 7/1/2021.......                     AAA 2014 @ 100 S.F.          316,401
          500,000 Health and Educational Facilities Authority of
                  Missouri, Health Facilities Revenue Bonds (Saint
                  Luke's/Shawnee Mission Health System) Series 1996A                              2006 @ 102
                  (MBIA Insured)  5.375% Due 11/15/2021..................                     AAA 2017 @ 100 S.F.          498,350
          250,000 City of St. Louis, Missouri, Parking Revenue Refunding
                  Bonds, Series 1996 (MBIA Insured)  5.375% Due                                   2006 @ 102
                  12/15/2021.............................................                     AAA 2017 @ 100 S.F.          250,388
          500,000 City of Sikeston, Missouri, Electric System Revenue
                  Refunding Bonds, Series 1996 (MBIA Insured)  5.00% Due                          2006 @ 101
                  6/1/2022...............................................                     AAA 2017 @ 100 S.F.          477,980
          100,000 St. Louis, Missouri, Airport Revenue Bonds (Capital
                  Improvement Program) Lambert-St. Louis International
                  Airport, Series 1997A (FGIC Insured)  5.125% Due                                2007 @ 101
                  7/1/2022...............................................                     AAA 2018 @ 100 S.F.           97,290
          500,000 Health and Educational Facilities Authority of
                  Missouri, Educational Facilities Revenue Bonds (St.
                  Louis University) Series 1996 (AMBAC Indemnity                                  2006 @ 102
                  Insured)  5.20% Due 10/1/2026..........................                     AAA 2017 @ 100 S.F.          490,785
          310,000 St. Louis, Missouri, Airport Revenue Bonds (Capital
                  Improvement Program) Lambert-St. Louis International
                  Airport, Series 1997A (FGIC Insured)  5.125% Due                                2007 @ 101
                  7/1/2027...............................................                     AAA 2023 @ 100 S.F.          300,746
$       2,985,000                                                                                                    $   2,911,025
=================                                                                                                    =============

----------
All of the Bonds in the portfolio are insured by one of the Preinsured Bond
Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" in Part II of
this Prospectus.

For an explanation of the footnotes used on this page, see "Notes to Portfolios."



As of the Date of Deposit: September 22, 1997

--------------------------------------------------------------------------
(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from September 11, 1997 to September 19, 1997. These Securities have expected settlement dates ranging from September 22, 1997 to October 7, 1997 (see " Unitholder Explanations--Settlement of Bonds in the Trusts" in Part II of this Prospectus).

(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's. The ratings represent the latest published ratings by the respective rating agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective rating agency. "Y" indicates that such rating is contingent upon physical receipt by the respective rating agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Description of Ratings" in Part II of this Prospectus.

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. For a general discussion of certain of these events, see "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" in Part II of this Prospectus. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Federal Tax Status" in Part II of this Prospectus.

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus).

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:



                                                       Annual
                  Annual                    Profit     Interest    Bid Side
                  Insurance   Cost to       (Loss) to  Income to   Evaluation
Trust             Cost        Sponsor       Sponsor    Trust       of  Bonds
                  ----------- ------------- ---------- ----------- -------------
IM-IT............ $--         $   8,539,662 $   62,172 $   465,775 $   8,535,728
Michigan IM-IT... $--         $   2,840,113 $   31,918 $   152,663 $   2,849,943
Missouri IM-IT... $--         $   2,888,717 $   22,308 $   153,981 $   2,888,637



The Bonds in the Insured Trusts are insured as follows:

                  Bonds insured           Bonds insured
                  under AMBAC             under Financial
                  Indemnity               Guaranty                Preinsured    Trust
                  portfolio insurance     portfolio insurance     Bonds         Total
                  ----------------------- ----------------------- ------------- --------
IM-IT............ --                      --                      100%          100%
Michigan IM-IT... --                      --                      100%          100%
Missouri IM-IT... --                      --                      100%          100%



The breakdown of the Preinsured Bond Insurers is as follows: IM-IT Trust--AMBAC Indemnity 34%, Financial Guaranty 11%, MBIA 45% and FSA 10%; Michigan IM-IT Trust--Financial Guaranty 73% and MBIA 27%and Missouri IM-IT Trust-- AMBAC Indemnity 17%,Financial Guaranty 14% and MBIA 69%.

The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Trusts. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Securities marked by a double pound symbol (##) following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:



                  Percent of
                  Aggregate Principal    Range of Days Subsequent to
Trust             Amount                 First Settlement Date
                  ---------------------- -------------------------------
IM-IT............                    17%                    6 to 14 days
Michigan IM-IT...                    10%                         12 days
Missouri IM-IT...                     --                              --


On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, Michigan IM-IT and Missouri IM-IT Trusts were higher than the bid side evaluations of such Securities by 0.73%, 0.73% and 0.75%, respectively, of the aggregate principal amounts of such Securities.

"#" prior to the coupon rate indicates that such Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status" in Part II of this Prospectus.

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds. Approximately 5% of the aggregate principal amount of the Securities in each of the IM-IT Trust and Michigan IM-IT Trust, respectively, are "zero coupon" bonds. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" in Part II of this Prospectus for a discussion of zero coupon bonds.


      REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 293 (IM-IT, Michigan IM-IT and Missouri IM-IT Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 293 (IM-IT, Michigan IM-IT and Missouri IM-IT Trusts) as of September 22, 1997. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 293 (IM-IT, Michigan IM-IT and Missouri IM-IT Trusts) as of September 22, 1997, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP
Chicago, Illinois
September 22, 1997


INSURED MUNICIPALS INCOME TRUST and
INVESTORS' QUALITY TAX-EXEMPT TRUST, MULTI-SERIES 293
Statements of Condition
As of September 22, 1997

                                                                          Michigan      Missouri
INVESTMENT IN SECURITIES                                    IM-IT         IM-IT         IM-IT
                                                            Trust         Trust         Trust
                                                            ------------- ------------- -------------
Contracts to purchase tax-exempt securities <F1><F2><F3>... $   8,601,834 $   2,872,031 $   2,911,025
Accrued interest to the First Settlement Date <F1><F3>.....       103,118        47,113        49,865
                                                            ------------- ------------- -------------
Total...................................................... $   8,704,952 $   2,919,144 $   2,960,890
                                                            ============= ============= =============
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
Accrued interest payable to Sponsor <F1><F3>............... $     103,118 $      47,113 $      49,865
Interest of Unitholders--
Cost to investors <F4>.....................................     9,045,000     3,020,000     3,061,000
Less: Gross underwriting commission <F4>...................       443,166       147,969       149,975
                                                            ------------- ------------- -------------
Net interest to Unitholders <F1><F3><F4>...................     8,601,834     2,872,031     2,911,025
                                                            ------------- ------------- -------------
Total...................................................... $   8,704,952 $   2,919,144 $   2,960,890
                                                            ============= ============= =============

==========

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" in Part II of this Prospectus. The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                      Principal     Offering      Accrued
                        Amount of     Amount of     Price of      Interest to
                        Letter of     Bonds Under   Bonds Under   Expected
                        Credit        Contracts     Contracts     Delivery  Dates
                        ------------- ------------- ------------- -----------------
IM-IT Trust............ $   8,705,017 $   9,045,000 $   8,601,834 $         103,183
Michigan IM-IT Trust... $   2,918,512 $   3,020,000 $   2,872,031 $          46,481
Missouri IM-IT Trust... $   2,959,725 $   2,985,000 $   2,911,025 $          48,700

Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained by such Trusts, by a prior owner of such Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

The Trustee will advance to the Trust the amount of net interest accrued to September 25, 1997, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.

The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust Administration--General--Sponsor and Underwriter Compensation" in Part II of this Prospectus and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General" in
Part II of this Prospectus) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

--------------------------------------------------------------------------
As of the date of this Prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1997. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $121,200. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See " Federal Tax Status" below and in Part II of this Prospectus for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.



IM-IT



Taxable Income ($1,000's)                                                Tax-Exempt Estimated Current Return
---------------------------------------          -----------------------------------------------------------------------------
             Single               Joint      Tax     4 1/2%       5%        5 1/2%     6%        6 1/2%      7%        7 1/2%
             Return              Return  Bracket                       Equivalent Taxable Estimated Current Return
--------------------------------------- -------  -----------------------------------------------------------------------------
$         0 - 24.65 $         0 - 41.20      15%         5.29%   5.88%        6.47%   7.06%        7.65%    8.24%        8.82%
      24.65 - 59.75       41.20 - 99.60      28          6.25    6.94         7.64    8.33         9.03     9.72        10.42
     59.75 - 124.65      99.60 - 151.75      31          6.52    7.25         7.97    8.70         9.42    10.14        10.87
    124.65 - 271.05     151.75 - 271.05      36          7.03    7.81         8.59    9.38        10.16    10.94        11.72
        Over 271.05         Over 271.05    39.6          7.45    8.28         9.11    9.93        10.76    11.59        12.42

MICHIGAN



Taxable Income ($1,000's)                                                Tax-Exempt Estimated Current Return
---------------------------------------          -----------------------------------------------------------------------------
             Single               Joint      Tax     4 1/2%       5%        5 1/2%     6%        6 1/2%      7%        7 1/2%
             Return              Return  Bracket                       Equivalent Taxable Estimated Current Return
--------------------------------------- -------  -----------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     19.5%         5.59%   6.21%        6.83%    7.45%        8.07%    8.70%        9.32%
      24.65 - 59.75       41.20 - 99.60    31.8          6.60    7.33         8.06     8.80         9.53    10.26        11.00
     59.75 - 124.65      99.60 - 151.75    34.6          6.88    7.65         8.41     9.17         9.94    10.70        11.47
    124.65 - 271.05     151.75 - 271.05    39.4          7.43    8.25         9.08     9.90        10.73    11.55        12.38
        Over 271.05         Over 271.05    42.8          7.87    8.74         9.62    10.49        11.36    12.24        13.11

----------
*The combined tax bracket includes both the individual income tax rate and the intangible tax rate, because the intangible tax is generally based on income received from intangibles.


MISSOURI



Taxable Income ($1,000's)                                                Tax-Exempt Estimated Current Return
---------------------------------------          -----------------------------------------------------------------------------
             Single               Joint      Tax     4 1/2%       5%        5 1/2%     6%        6 1/2%      7%        7 1/2%
             Return              Return  Bracket                       Equivalent Taxable Estimated Current Return
--------------------------------------- -------  -----------------------------------------------------------------------------
$         0 - 24.65 $        0 - 41.20     19.4%         5.58%   6.20%        6.82%    7.44%        8.06%    8.68%        9.31%
      24.65 - 59.75       41.20 - 99.60    32.3          6.65    7.39         8.12     8.86         9.60    10.34        11.08
     59.75 - 124.65      99.60 - 151.75    35.1          6.93    7.70         8.47     9.24        10.02    10.79        11.56
    124.65 - 271.05     151.75 - 271.05    39.8          7.48    8.31         9.14     9.97        10.80    11.63        12.46
        Over 271.05         Over 271.05    43.2          7.92    8.80         9.68    10.56        11.44    12.32        13.20

----------
*Combined State and Federal tax bracket was computed by taking into account the deductibility of State tax in determining Federal tax and the limited deductibility of Federal tax in determining State tax. Specifically, the deduction allowed for Federal income tax liability may not exceed $5,000 and
$10,000 for single and joint taxpayers, respectively. Accordingly, the combined tax bracket reflects the cross-deductibility of each tax in determining the other only for levels of income corresponding to the 15%
Federal tax bracket.

A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government, and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.


FEDERAL TAX STATUS

--------------------------------------------------------------------------
On August 5, 1997, the President signed the Taxpayer Relief Act of 1997 (the "Act" ). Notwithstanding anything to the contrary in "Federal Tax
Status" in Part II of this Prospectus, under the Act, for taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) are subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding period of the capital assets. In particular, net capital gain, excluding net gain from property held more than one year but not more than 18 months and gain on certain other assets, is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Net capital gain that is not taxed at the maximum marginal stated tax rate of 20% (or 10%) as described in the preceding sentence, is generally subject to a maximum marginal stated tax rate of 28%. The Act also includes provisions that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (and not loss) and for purposes of determining the holding period. Potential investors should consult their own tax advisors regarding the potential effect of the Act on their investment in Units. For a discussion of the Federal tax status of income earned on Trusts Units, see "Federal
Tax Status" in Part II of this Prospectus.

ESTIMATED CASH FLOWS TO UNITHOLDERS

--------------------------------------------------------------------------
The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

IM-IT Trust



Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
October        1997                            $    2.05                       $    2.05
November       1997 - October       2001            4.11                            4.11
November       2001                                 3.96     $    110.55          114.51
December       2001 - June          2008            3.61                            3.61
July           2008                                 3.59           11.61           15.20
August         2008 - November      2008            3.55                            3.55
December       2008                                 3.18           99.50          102.68
January        2009 - June          2009            3.11                            3.11
July           2009                                 2.96          110.56          113.52
August         2009                                 2.61                            2.61
September      2009                                 2.19          110.56          112.75
October        2009                                 2.11                            2.11
November       2009                                 2.03           55.28           57.31
December       2009 - December      2020            1.86                            1.86
January        2021                                 1.80           44.22           46.02
February       2021 - November      2023            1.68                            1.68
December       2023                                 1.61           20.46           22.07
January        2024 - November      2025            1.60                            1.60
December       2025                                 1.60           11.61           13.21
January        2026 - August        2026            1.60                            1.60
September      2026                                 1.60           38.69           40.29
October        2026 - February      2027            1.60                            1.60
March          2027                                 1.20          110.56          111.76
April          2027 - August        2027            1.12                            1.12
September      2027                                  .93           55.28           56.21
October        2027 - December      2027             .89                             .89
January        2028                                  .74          110.56          111.30
February       2028 - December      2031             .41                             .41
January        2032                                  .27          110.56          110.83



Semi-annual

Distribution Dates                       Estimated       Estimated       Estimated
(Each June and December                  Interest        Principal       Total
Unless Otherwise Indicated)              Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
December       1997                           $    10.37                      $    10.37
June           1998 - June          2001           24.90                           24.90
November       2001                                          $    110.55          110.55
December       2001                                24.24                           24.24
June           2002 - June          2008           21.87                           21.87
July           2008                                                11.61           11.61
December       2008                                21.22           99.50          120.72
June           2009                                18.88                           18.88
July           2009                                               110.56          110.56
September      2009                                               110.56          110.56
November       2009                                                55.28           55.28
December       2009                                13.94                           13.94
June           2010 - December      2020           11.30                           11.30
January        2021                                                44.22           44.22
June           2021                                10.35                           10.35
December       2021 - June          2023           10.22                           10.22
December       2023                                10.15           20.46           30.61
June           2024 - June          2025            9.72                            9.72
December       2025                                 9.72           11.61           21.33
June           2026                                 9.72                            9.72
September      2026                                                38.69           38.69
December       2026                                 9.72                            9.72
March          2027                                               110.56          110.56
June           2027                                 7.89                            7.89
September      2027                                                55.28           55.28
December       2027                                 5.93                            5.93
January        2028                                               110.56          110.56
June           2028                                 2.86                            2.86
December       2028 - December      2031            2.52                            2.52
January        2032                                  .28          110.56          110.84


Michigan IM-IT Trust

Monthly

                                        Estimated       Estimated       Estimated
Distribution Dates                      Interest        Principal       Total
(Each Month)                            Distribution    Distribution    Distribution
--------------------------------------- --------------- --------------- ---------------
October       1997                            $    2.00                       $    2.00
November      1997 - April         2007            4.00                            4.00
May           2007                                 3.64     $    271.52          275.16
June          2007 - March         2008            2.80                            2.80
April         2008                                 2.58          165.56          168.14
May           2008 - April         2019            2.06                            2.06
May           2019                                 2.06           18.21           20.27
June          2019 - April         2020            2.06                            2.06
May           2020                                 2.06           31.46           33.52
June          2020 - November      2022            2.06                            2.06
December      2022                                 1.73           99.34          101.07
January       2023 - April         2026            1.66                            1.66
May           2026                                 1.55           82.78           84.33
June          2026 - January       2027            1.30                            1.30
February      2027                                 1.09          165.56          166.65
March         2027 - June          2027             .60                             .60
July          2027                                  .40          165.57          165.97



Semi-annual

Distribution Dates                     Estimated       Estimated       Estimated
(Each January and July                 Interest        Principal       Total
Unless Otherwise Indicated)            Distribution    Distribution    Distribution
-------------------------------------- --------------- --------------- ---------------
January       1998                          $    14.15                      $    14.15
July          1998 - January      2007           24.26                           24.26
May           2007                                         $    271.52          271.52
July          2007                               21.47                           21.47
January       2008                               16.98                           16.98
April         2008                                              165.56          165.56
July          2008                               14.53                           14.53
January       2009 - January      2019           12.53                           12.53
May           2019                                               18.21           18.21
July          2019 - January      2020           12.53                           12.53
May           2020                                               31.46           31.46
July          2020 - July         2022           12.53                           12.53
December      2022                                               99.34           99.34
January       2023                               11.80                           11.80
July          2023 - January      2026           10.07                           10.07
May           2026                                               82.78           82.78
July          2026                                9.24                            9.24
January       2027                                7.90                            7.90
February      2027                                              165.56          165.56
July          2027                                3.96          165.57          169.53

Missouri IM-IT Trust

Monthly

                                         Estimated       Estimated       Estimated
Distribution Dates                       Interest        Principal       Total
(Each Month)                             Distribution    Distribution    Distribution
---------------------------------------- --------------- --------------- ---------------
October       1997                             $    1.99                       $    1.99
November      1997 - December       2008            4.00                            4.00
January       2009                                  3.70      $    81.67           85.37
February      2009 - April          2020            3.64                            3.64
May           2020                                  3.09          163.34          166.43
June          2020 - June           2021            2.98                            2.98
July          2021                                  2.85          106.18          109.03
August        2021 - November       2021            2.54                            2.54
December      2021                                  1.95          163.34          165.29
January       2022 - May            2022            1.83                            1.83
June          2022                                  1.63          163.35          164.98
July          2022                                  1.13           32.67           33.80
August        2022 - September      2026            1.04                            1.04
October       2026                                   .83          163.34          164.17
November      2026 - June           2027             .35                             .35
July          2027                                   .22          101.28          101.50


Semi-annual

Distribution Dates                     Estimated       Estimated       Estimated
(Each January and July                 Interest        Principal       Total
Unless Otherwise Indicated)            Distribution    Distribution    Distribution
-------------------------------------- --------------- --------------- ---------------
January       1998                          $    14.12                      $    14.12
July          1998 - July         2008           24.22                           24.22
January       2009                               23.92      $    81.67          105.59
July          2009 - January      2020           22.07                           22.07
May           2020                                              163.34          163.34
July          2020                               20.19                           20.19
January       2021                               18.08                           18.08
July          2021                               17.95          106.18          124.13
December      2021                                              163.34          163.34
January       2022                               14.11                           14.11
June          2022                                              163.35          163.35
July          2022                               10.22           32.67           42.89
January       2023 - July         2026            6.32                            6.32
October       2026                                              163.34          163.34
January       2027                                4.04                            4.04
July          2027                                2.05          101.28          103.33


UNDERWRITING

--------------------------------------------------------------------------
The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor. For additional information regarding the Underwriters, including information relating to compensation and benefits received by the Underwriters, see "Unitholder
Explanations--Underwriting" in Part II of this Prospectus.


                                                                                                                    IM-IT
Name                                                                                                                Trust
                                            Address                                                                 Units
                                                                                                                 ---------
Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    5,845
A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                   1,000
J.J.B. Hilliard, W.L. Lyons, Inc.           501 South Fourth Street, Louisville, Kentucky 40202                       300
Peacock, Hislop, Staley, & Given, Inc.      122 North Kirkwood Road, St. Louis, Missouri 63122                        250
Roosevelt & Cross Inc.                      20 Exchange Place, New York, New York 10005                               250
Advest, Inc.                                90 State House Square, Hartford, Connecticut 06103                        100
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                     100
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048                100
Fahnestock & Co., Inc.                      110 Wall Street, 8th Floor, New York, New York 10005                      100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                  100
William R. Hough & Company                  100 Second Avenue South, 8th Floor, St. Petersburg, Florida 33701         100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri  63043                   100
Nathan & Lewis Securities, Inc.             1140 Avenue of the Americas, New York, New York 10036                     100
Oppenheimer & Co., Inc.                     World Financial Center, 8th Floor, New York, New York 10281               100
Pershing DIV of DLJ Secs Corp.              One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399              100
Principal Financial Securities, Inc.        Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas 75201         100
Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014               100
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                          100
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                             100
                                                                                                                    9,045
                                                                                                                 =========


Name                                                                                                        Michigan  IM-IT
                                           Address                                                              Trust Units
                                                                                                          -----------------
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,320
Roney & Co.                                One Griswold, Detroit, Michigan 48226                                       300
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
First of Michigan Corporation              100 Renaissance Center, 26th Floor, Detroit, Michigan 48243                 100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
                                                                                                                     3,020
                                                                                                          =================


Name                                                                                                         Missouri  IM-IT
                                            Address                                                              Trust Units
                                                                                                            ----------------
Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,211
Peacock, Hislop, Staley, & Given, Inc.      122 North Kirkwood Road, St. Louis, Missouri 63122                          250
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048                  100
A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                       100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                    100
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri  63043                     100
Pershing DIV of DLJ Secs Corp.              One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399                100
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                               100
                                                                                                                      3,061
                                                                                                            ================


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.


Title                                                Page
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                 2
IM-IT                                                      3
MICHIGAN IM-IT TRUST                                       6
MISSOURI IM-IT TRUST                                      11
NOTES TO PORTFOLIOS                                       17
OTHER MATTERS                                             19
Report of Independent Certified Public Accountants        19
Statements of Condition                                   20
Equivalent Taxable Estimated Current Return Tables        21
Federal Tax Status                                        23
Estimated Cash Flows to Unitholders                       24
Underwriting                                              28

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS PART I
September 22, 1997

Insured Municipals Income Trust and
Investors' Quality Tax-Exempt Trust, Multi-Series 293

IM-IT 393
Michigan IM-IT 147
Missouri IM-IT 103

            A Wealth of Knowledge A Knowledge of Wealths
                   VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

This Part I of the Prospectus may not be distributed unless accompanied by
Part II. Both Parts of this Prospectus should be retained for future reference.







July 1997

                     Van Kampen American Capital

                         Prospectus Part II



Insured Municipals Income Trust, Insured Multi-Series and
Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series

This Part II of the Prospectus may not be distributed unless accompanied by
Part I. Both Parts of this Prospectus should be retained for future reference.

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Further, in the opinion of bond counsel to the respective issuers, the interest income of each Bond in the U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of the underlying separate unit investment trusts set forth in Part I of this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities").
Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Further, in the opinion of bond counsel to the respective issuers, the interest income of each Bond in the U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. The Bonds in an IM-IT Discount Trust were acquired at prices which result in an IM-IT Discount Trust portfolio, as a whole, being purchased at a deep discount from the aggregate par value of such Bonds. Gains based upon the difference, if any, between the value of the Bonds at maturity, redemption or sale and their purchase price at a discount (plus earned original issue discount) will constitute taxable ordinary income with respect to a Unitholder who is not a dealer with respect to his Units. Except in specific instances as noted in
Part I of this Prospectus, the information contained in this Part II shall apply to each Trust in its entirety.

"AAA" Rating for the Insured Trusts Only. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill Companies ("Standard & Poor's"). Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments.

Units of the Trusts are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any government agency and are subject to investment risk, including possible loss of the principal amount invested.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period includes the aggregate offering price of the Securities in such Trust's portfolio, an applicable sales charge, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will include the aggregate bid price of the Securities in such Trust, an applicable sales charge, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price and as a percentage of the aggregate offering price of the Securities, are set forth under "Unitholder Explanations--Public Offering--General." For sales charges in the secondary market, see "Unitholder Explanations--Public Offering--General". If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" in Part I of this Prospectus for each Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--General--Unit Distribution".

Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Returns and Estimated Long-Term Returns to Unitholders as of the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) under the monthly and semi-annual distribution plans were as set forth under "Per Unit Information" for each Trust in Part I of this Prospectus. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth under "Unitholder Explanations--Estimated Current Returns and Estimated Long-Term Returns."

Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Change of Distribution Option". The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the tenth day of each month and record dates for semi-annual distributions will be the tenth day of the months indicated under "Per
Unit Information" for the applicable Trust in Part I of this Prospectus. Distributions will be made on the twenty-fifth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus interest accrued to the date of settlement (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations--Public Offering--Market for Units").

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See " Unitholder Explanations--Public Offering--Reinvestment Option".

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors".

SETTLEMENT OF BONDS IN THE TRUSTS

--------------------------------------------------------------------------
The Fund. This series of the Insured Municipals Income Trust or the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust (the "
Fund"), consists of the underlying separate unit investment trusts described in Part I of this Prospectus. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "
Trust Agreement"), dated the Date of Deposit, among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund initially consists of separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the state for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. Further, in the opinion of bond counsel to the respective issuers, the interest income of each Bond in the U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the states of Illinois, Indiana, Virginia and Washington may only purchase Units of a Trust named for their respective state of residence or an IM-IT, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate, IM-IT Discount Series or a National Quality Trust. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General
Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information" in Part I of this
Prospectus. Such Securities initially consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial
Information" in Part I of this Prospectus. Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT, IM-IT Discount, U.S. Territorial IM-IT, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any IM-IT, IM-IT Discount, U.S. Territorial IM-IT, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years, 10 years and 5 years, respectively.

Substantially all of the Bonds in an IM-IT Discount Trust are obligations which were originally issued at a discount, including "zero coupon" bonds. See "Federal Tax Status" for a discussion of the tax consequences of original issue discount.

The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds contained in such portfolio will mature each year, commencing in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of a State Intermediate Laddered Maturity Trust. However, the flexibility provided by the return of principal may at the same time eliminate a Unitholder's ability to reinvest the amount returned at a rate as high as the implicit yield on the obligations which matured.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information" in Part I of this Prospectus. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the obligations contained in such portfolio will mature each year commencing in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from certain of the " Preinsured Bond Insurers" described herein. Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. For information relating to insurance on the bonds, see "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts."

In selecting Securities for the Trusts, the following factors, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Securities was in no case less than "BBB-" in the case of the Insured
Trusts and "A-" in the case of the Quality Trusts, or the Moody's
Investors Service, Inc. ("Moody's") rating of the Securities was in no case less than "Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Description of Ratings"), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration").

Risk Factors. The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. See
"General" for each Trust in Part I of this Prospectus. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors.

Certain of the Bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates.

Certain of the Bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

Certain of the Bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds.

Certain of the Bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

Certain of the Bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected.

Certain of the Bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

Certain of the Bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of " college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

Certain of the Bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds.

Certain of the Bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See " Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

Certain of the Bonds may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios" in Part I of this Prospectus. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "
Notes to Portfolios" in Part I of this Prospectus. The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit
Information" for the applicable Trust in Part I of this Prospectus. Unitholders will be "at risk" with respect to all Securities in the portfolios including "when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

Certain of the Bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios" in Part I of this Prospectus. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds") to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT, IM-IT Discount, U.S. Territorial IM-IT, State (other than a State Intermediate Laddered Maturity Trust) or National Quality Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund" , (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be " when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality
Trusts by Moody's and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made on a monthly basis unless the Unitholder elects to receive them semi-annually. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust in
Part I of this Prospectus and will be made on the twenty-fifth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the tenth day of such month. The first distribution of funds from the Principal Account, if any, will be made on the first semi-annual distribution date to Unitholders of record on the first semi-annual record date, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Unitholder Explanations--Public Offering--Distributions of Interest and Principal").

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced as a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, or such certificate transfer instrument exactly as his name appears on the records of the Trustee, and on the face of any certificate representing Units to be transferred, with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Certificates for Units will bear appropriate notations on their face indicating which plan of distribution has been selected in respect thereof. If a change in the plan of distribution is made, the existing certificate must be surrendered to the Trustee and a new certificate will be issued, at no charge to the Unitholder, to reflect the currently effective plan of distribution.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

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As of the close of business on the day before the Date of Deposit (except for an IM-IT, an IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Returns and the Estimated Long-Term Returns, under the monthly and semi-annual distribution plans, were as set forth in the "Per Unit Information" for each Trust in Part I of this Prospectus. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee (and to the extent necessary pay Trust expenses) in order to maintain (or in some cases approach) the same estimated net annual interest incomes during the first year of the Trusts' operations as described under "Per Unit Information" for the applicable Trust in Part I of this Prospectus.

ACCRUED INTEREST

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Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Unitholder Explanations--Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

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General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the Securities in such Trust's portfolio, a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Securities) for an IM-IT, a U.S. Territorial IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust, 4.3% of the Public Offering Price (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 4.0% of the Public Offering Price (4.167% of the aggregate offering price of the Securities) for an IM-IT Discount Trust, 3.9% of the Public Offering Price (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust, 3.0% of the Public Offering Price (3.093% of the aggregate offering price of the Securities) for a State Intermediate Laddered Maturity Trust and 2.0% of the Public Offering Price (2.041% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the Securities in each Trust, an applicable sales charge as determined in accordance with the table set forth below, which is based upon the estimated long-term return life of each Trust, cash, if any, in the Principal Account held or owned by such Trust, and accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or are subject to redemption at an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender" , in which case such mandatory tender will be deemed to be the date upon which they mature.

The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the estimated long-term return life of such Trust's Portfolio, in accordance with the following schedule:




Years To Maturity    Sales Charge               Years To Maturity    Sales Charge
1                    1.010%                     12                   4.712%
2                    1.523                      13                   4.822
3                    2.041                      14                   4.932
4                    2.302                      15                   5.042
5                    2.564                      16                   5.152
6                    2.828                      17                   5.263
7                    3.093                      18                   5.374
8                    3.627                      19                   5.485
9                    4.167                      20                   5.597
10                   4.384                      21 to 30             5.708
11                   4.603




The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in Part I of any Prospectus by which such Trust is offered. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:



                                              Dollar Amount of Sales
                                            Charge Reduction Per Unit
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                        IM-IT, U.S.
                        Territorial
                        IM-IT, State
                        (other than a
                        State
                        Intermediate
                        Laddered
                        Maturity Trust)  IM-IT Short
Aggregate Number of     and National     Intermediate    IM-IT Discount
Units Purchased*        Quality Trusts   Trust           Trust            Other Trusts
                        ---------------- --------------- --------------- ------------------
100-249 Units.......... $ 4.00           $2.00           $         2.00  $ 4.00
250-499 Units.......... $ 6.00           $3.00           $         4.00  $ 6.00
500-999 Units.......... $14.00           $4.00           $         6.00  $ 9.00
1,000 or more Units.... $19.00           $6.00           $         8.00  $11.00
____________________
* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.




Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Trust Administration--General--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen American Capital Distributors,
Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission and employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases described in the table above, provided that at the time of the initial purchase of units of such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the table above.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Trust Administration--General--Unit Distribution") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in
Part I of this Prospectus in accordance with fluctuations in the prices of the underlying Securities in each Trust.

As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of the close of business on the day before the Date of Deposit (except for an IM-IT, IM-IT Discount or a Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for an IM-IT, IM-IT Discount or a Pennsylvania IM-IT Trust after 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of the Evaluation Time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption and it shall determine the aggregate value of any Trust as of the Evaluation Time on such other days as may be necessary.

The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated in "Notes to Portfolios" in Part I of this Prospectus.

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the twenty-fifth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time under the plan of distribution chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust in Part I of this Prospectus, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the twenty-fifth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

On or before the twenty-fifth day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses"). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc., may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash by notifying the Trustee in writing at any time prior to five days before the next distribution date. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Unitholders of New York Trusts, other than residents of Massachusetts, may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered by the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender, the Unitholder will receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities in such Trust) by the amount shown under "Summary of Essential Financial Information" in Part I of this Prospectus. While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price" above. In determining the Redemption
Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price" above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Sponsor deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Sponsor or Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator. Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

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Insurance has been obtained by each Insured Trust, by the issuer of Bonds in an Insured Trust, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection". The "Portfolio Insurers" and the
"Preinsured Bond Insurers" are described under "Notes to Portfolios" in Part I of this Prospectus. The Portfolio Insurers are either AMBAC Indemnity Corporation or Financial Guaranty Insurance Company. An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective
Insured Trust in Part I of this Prospectus). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Unitholder Explanations--Public Offering--Offering
Price". Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Unitholder
Explanations--Public Offering--Redemption of Units") and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--General--Amendment or Termination").

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Unitholder Explanations--Public Offering--Offering Price". It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "
Unitholder Explanations--Public Offering--Offering Price" for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection".

The following summary information relating to the listed insurance companies has been obtained from publicly available information:



                                                                Financial Information (in
                                                                   millions of dollars)
                                                       -----------------------------------------
                                                       Date           Admitted   Policyholders'
Name                                                   Established    Assets     Surplus
------------------------------------------------------ -------------- ---------- ---------------
AMBAC Indemnity Corporation (at 12/31/96).............          1970  $2,585     $          899
Capital Markets Assurance Corporation (at 12/31/96)...          1987     321                194
Financial Guaranty Insurance Company (at 3/31/97).....          1984   2,447              1,124
Financial Security Assurance, Inc. (at 12/31/96)......          1984   1,155                449
MBIA Insurance Corporation (at 3/31/97 unaudited).....          1986   4,500              1,500




In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "AAA" investment rating. Such rating will be in effect for a period of thirteen months from the Date of Deposit and will, unless renewed, terminate at the end of such period. See "Description of Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard &
Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status".

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

For information relating to the insurance on the Bonds in the Insured Trusts and the breakdown of the insurers of Preinsured Bonds, see footnote (5) in "Notes to Portfolios" in Part I of this Prospectus.

UNDERWRITING

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For a breakdown of the Underwriters who have severally purchased Units of each Trust from the Sponsor, see "Other Matters--Underwriting" in Part I of this Prospectus.

Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among certain Underwriters (those who underwrite at least 250 Units) 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See
"Trust Administration--General--Sponsor and Underwriter Compensation" herein and "Portfolio" for the applicable Trust in Part I of this Prospectus.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES

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Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD").

MSDWD is a global financial services firm with a market capitalization of more than $21 billion, which was created by the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of November 30, 1996, the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Fund or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of March 31, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $58.45 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $47 billion of assets, consisting of $29.23 billion for 59 open-end mutual funds (of which 46 are distributed by Van Kampen American Capital Distributors, Inc.) $13.4 billion for 37 closed-end funds and $4.97 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential
Financial Information" in Part I of this Prospectus for providing portfolio supervisory services for the Fund. Such fee may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 of the Fund and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" in Part I of this Prospectus for regularly evaluating each Trust's portfolio. Such fees are based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer
Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust in Part I of this Prospectus. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit Information" for the applicable Trust in Part I of this Prospectus. After the first year such fee will be computed at $.51 per $1,000 principal amount of Securities for that portion of each Trust under the semi-annual distribution plan and $.91 per $1,000 principal amount of Securities for that portion of each Trust under the monthly distribution plan. Based on the size of the Trust on the Date of Deposit, the Trustee's estimated annual fees for ordinary recurring services would initially amount to that amount set forth under "Per Unit Information" for the applicable Trust in Part I of the Prospectus. The Trustee's fees are payable monthly on or before the twenty-fifth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information" for the applicable Trust in
Part I of this Prospectus. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see
"Unitholder Explanations--Public Offering--Reports Provided" and
"Trustee" above.

Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder
Explanations--Public Offering--Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts--Replacement Bonds" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios" in Part I of this Prospectus, so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

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Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information" in Part I of this Prospectus. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an IM-IT Discount, a U.S. Territorial IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Unitholder Explanations--Underwriting") at the Public Offering Price, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Accrued Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price plus interest accrued to the date of settlement.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period for any single transaction as described in the following table, provided that the Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others).



                                  IM-IT, U.S.
                                  Territorial
                                  IM-IT,
                                  State
                                  (other than
                                  a State
                                  Intermediate                                        State
                                  Laddered                                 IM-IT      Intermediate
                      IM-IT       Maturity                   IM-IT         Limited    Laddered
                      Discount    Trust) and   IM-IT Short   Intermediate  Maturity   Maturity
                      Trust       National     Intermediate  Trust         Trust      Trust
1 - 99 Units...........$   18.00  $     30.00  $     10.00   $      25.00  $   27.00  $      20.00
100 - 249 Units........$   19.00  $     32.00  $     11.00   $      28.00  $   30.00  $      21.00
250 - 499 Units........$   20.00  $     34.00  $     11.00   $      27.00  $   30.00  $      21.00
500 - 999 Units........$   20.00  $     35.00  $     12.00   $      30.00  $   32.00  $      23.00
1,000 - 1,499 Units....$   20.00  $     34.00  $     12.00   $      29.00  $   29.00  $      22.00
1,500 or more Units....$   20.00  $     34.00  $     12.00   $      29.00  $   29.00  $      22.00




The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General". In addition to the concessions and agency commissions described herein, volume concessions or agency commissions of an additional $5.00 per Unit of an IM-IT, a U.S. Territorial IM-IT, a State (other than a State Intermediate Laddered Maturity Trust) or a National Quality Trust and $2.00 per Unit of all other Trusts will be given to any broker/dealer or agent (other than Underwriters) who purchases from the Sponsor at least 250 Units of such Trust during the initial offering period. Such additional concessions will be allowed at the time of purchase, provided, however, the additional concession applicable to initial purchases totaling less than 250 Units will be paid retroactively at the end of the initial offering period. The breakpoint concessions or agency commissions described herein are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued. Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General") provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering--General". The minimum purchase in the primary and secondary market will be one Unit. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Unitholder Explanations--Underwriting."

      Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Unitholder Explanations--Public
Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public
Offering--General".

The Sponsor will receive from the Underwriters the excess of such gross sales commission over the amounts set forth in the following tables, as of the Date of Deposit.



                                  IM-IT, U.S.
                                  Territorial
                                  IM-IT,
                                  State
                                  (other than
                                  a State
                                  Intermediate                                        State
                                  Laddered                                 IM-IT      Intermediate
                      IM-IT       Maturity                   IM-IT         Limited    Laddered
                      Discount    Trust) and   IM-IT Short   Intermediate  Maturity   Maturity
                      Trust       National     Intermediate  Trust         Trust      Trust
1 - 99 Units...........$   20.00  $     35.00  $     12.00   $      27.00  $   29.00  $      22.00
100 - 249 Units........$   21.00  $     37.00  $     13.00   $      30.00  $   32.00  $      23.00
250 - 499 Units........$   22.00  $     39.00  $     13.50   $      29.50  $   32.00  $      23.00
500 - 999 Units........$   22.00  $     40.00  $     14.00   $      32.50  $   34.50  $      25.00
1,000 - 1,499 Units....$   22.00  $     39.00  $     14.00   $      31.00  $   31.00  $      24.00
1,500 or more Units....$   22.00  $     39.00  $     14.00   $      31.00  $   31.00  $      24.00




A. G. Edwards & Sons, Inc. which acts as a Managing Underwriter of Units of the various series of the IM-IT or National Quality Trust, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT or National Quality Trust it underwrites. In addition, the Sponsor will receive from the Managing Underwriters of any National Quality, (who underwrite 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual series of such Trusts will receive an additional $2.00 per each such Unit. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor has entered into agreements with Advest, Inc. ("Advest") and Gruntal & Co., Inc. ("
Gruntal") whereby Advest and Gruntal will receive an additional $2.00 per Unit in connection with a minimum commitment of 1,500 Units of any New York IM-IT Trust. In addition, the Sponsor and J. J. B. Hilliard, W. L. Lyons, Inc. ("Hilliard, Lyons") have entered into an agreement under which Hilliard, Lyons may receive an additional $2.00 for each Unit of the Kentucky Quality Trust which it underwrites, provided it underwrites a minimum of 400 Units of such Trust. See "Unitholder Explanations--Public
Offering--General." Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. The breakpoints listed herein will also be applied on a dollar basis (in addition to the Unit basis described herein) utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter.

In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Corporation of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Unitholder Explanations--Underwriting" herein and "Portfolio" for the applicable Trust and "Notes to Portfolios" in Part I of this Prospectus. The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the Securities in the Trusts were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

As stated under "Unitholder Explanations--Public Offering--Market for
Units" , the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in a Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Special counsel to the Fund for certain state tax matters are named under "Tax Status" for each Trust appearing in Part I of this Prospectus. Morris
N. Simkin, Esq. has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion in Part I of this Prospectus.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

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At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which the issuers of such Bonds are located from state income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor nor Chapman and Cutler have made any review of the Trust proceedings relating to the issuance of the Bonds or of the basis of such opinions. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date on which interest is determined to be taxable. Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includible in gross income for Federal income tax purposes and may be includible in gross income for state tax purposes. Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. For purposes of the following opinions, it is assumed that each asset of the Trust is debt, the interest on which is excluded for Federal income tax purposes.

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law as of the date of this Part II of the Prospectus:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status for Federal income tax purposes, when received by a Trust and when distributed to Unitholders; however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;

(2)Each Unitholder is considered to be the owner of a pro rata portion of each asset of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Bonds represented by a Unit. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own tax advisors with regard to any such constructive sale rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Bonds. Unitholders should consult their own tax advisors with regard to the calculation of basis. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;

(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its
"adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced which would extend the Superfund Tax. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to all corporations. Investors with questions regarding these issues should consult their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the opinion of special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains (which are defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year. For purposes of computing the alternative minimum tax for individuals and corporations and the Superfund Tax for corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. Except as otherwise noted in Part One for certain Trusts, the Trusts do not include any such private activity bonds issued on or after that date.

Section 86 of the Code provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount."
The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust in Part I of this Prospectus. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

DESCRIPTION OF RATINGS

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Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

*As published by the rating companies.




No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.





Title                                                       Page
INTRODUCTION                                                2
UNITHOLDER EXPLANATIONS                                     3
Settlement of Bonds in the Trusts                           3
The Fund                                                    3
Objectives and Securities Selection                         4
Risk Factors                                                4
Replacement Bonds                                           8
Distributions                                               9
Change of Distribution Option                               9
Certificates                                                10
Estimated Current Returns and Estimated Long-Term Returns   10
Accrued Interest                                            11
Public Offering                                             11
General                                                     11
Offering Price                                              13
Market for Units                                            15
Distributions of Interest and Principal                     15
Reinvestment Option                                         16
Redemption of Units                                         16
Reports Provided                                            17
Insurance on the Bonds in the Insured Trusts                18
Underwriting                                                21
TRUST ADMINISTRATION                                        22
Fund Administration and Expenses                            22
Sponsor                                                     22
Compensation of Sponsor and Evaluator                       23
Trustee                                                     23
Trustee's Fee                                               24
Portfolio Administration                                    24
Sponsor Purchases of Units                                  25
Insurance Premiums                                          25
Miscellaneous Expenses                                      25
General                                                     25
Amendment or Termination                                    25
Limitation on Liabilities                                   26
Unit Distribution                                           27
Sponsor and Underwriter Compensation                        28
Legal Opinions                                              29
Independent Certified Public Accountants                    29
FEDERAL TAX STATUS                                          30
DESCRIPTION OF RATINGS                                      34




This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS
PART II

July 1997

Insured Municipals
Income Trust,
Insured Multi-Series

and

Insured Municipals
Income
Trust and
Investors'
Quality Tax-Exempt Trust,
Multi-Series




A Wealth of Knowledge A Knowledge of Wealth(sm)

VAN KAMPEN AMERICAN CAPITAL


One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056



This Part II of the Prospectus may not be distributed unless accompanied by Part I. Both Parts of this Prospectus should be retained for future reference.




                   Contents of Registration Statement

  This Amendment of Registration Statement comprises the following papers and documents:
        The facing sheet and the Cross-Reference sheet
        The Prospectus and the signatures
        The consents of independent public accountants, ratings services and legal counsel
  The following exhibits:

  1.1   Copy of Trust Agreement.

  1.5   Form of Master Agreement Among Underwriters.

  3.1 Opinion and consent of counsel as to legality of securities being registered.

  3.2   Opinion  of counsel as to the  Federal
        and Missouri income tax status of securities being registered.

  3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law.

  3.4 Opinion and consent of counsel as to income tax status to Michigan residents of Units of the Michigan IM-IT Trust.

  4.1   Consent of Interactive Data Corporation.

  4.2   Consent of Standard & Poor's with respect to the Insured Trusts.

  4.3   Consent of Grant Thornton LLP.

  EX-27 Financial Data Schedules.


                               Signatures

     The Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 293, hereby identifies Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 and Multi-Series 213 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 293 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 22nd day of September, 1997.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 293

                                    By Gina M. Costello
                                       Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on September 22, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell        Chairman and Chief Executive  )
                      Officer                      )


William R. Molinari  President and Chief Operating )
                      Officer

Ronald A. Nyberg     Executive Vice President and  )
                      General Counsel

William R. Rybak     Executive Vice President and  )
                      Chief Financial Officer      )

Gina M. Costello                                   (Attorney-in-fact*)


     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and the same are hereby incorporated herein by this reference.